26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com
June 2, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Amendment No. 4 to Registration Statement on Form F-1

File No. 333-201263

CIK No. 0001596964

Dear Mr. Spirgel, Ms. Krebs, Mr. Hill, Mr. French and Ms. Virga:

On behalf of our client, Hailiang Education Group Inc., a foreign private issuer incorporated in the Cayman Islands (the “Company”), the Company respectfully advises the Staff that the Company is publicly filing the amendment No. 4 to its registration statement on Form F-1 (the “Registration Statement”) and a free writing prospectus to update the offering size, the lock-up period, disclosure regarding the best efforts offering, the escrow account, the underwriter’s compensation and the underwriter’s warrant, as well as disclosure relating to these updates in other sections of the Registration Statement, including “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Dilution,” “Principal Shareholders,” “Description of Share Capital,” “Description of American Depository Shares,” “Shares Eligible for Future Sale,” “Plan of Distribution,” and “Expenses Related to This Offering.”

With the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement. The Registration Statement has been marked to show changes to the Company’s registration statement on Form F-1 publicly filed with the Securities and Exchange Commission on May 1, 2015.

PARTNERS: Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Michel Debolt1 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Soo Yien Khor | Wing Lau3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Nicholas A. Norris3 | John A. Otoshi1 | Jamii Quoc | Jesse D. Sheley | Qiuning Sun1 | Dominic W.L. Tsun1,3 | Li Chien Wong | David Yun3

REGISTERED FOREIGN LAWYERS: Damien Coles3 | Benjamin W. James2 | Mengyu Lu1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai3 | Huimin Tang1 | David Zhang1

ADMITTED IN: 1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing    Chicago    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

June 2, 2015

The Company respectfully advises the Staff that it has commenced the roadshow and that it will contact the Staff regarding when it expects to request acceleration of the effectiveness of the Registration Statement. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

We wish to thank you and other members of the Staff in advance for your review of the enclosed filing.

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang of Kirkland & Ellis

Enclosures

cc:	Lei Chen, Hailiang Education Group Inc.

Benjamin Su, Esq., Kirkland & Ellis International LLP

Jessie Qian, Partner, KPMG Huazhen (SGP)